

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 9, 2009

Mr. James Anderson
Chief Executive Officer
Matrix Energy Services Corporation
4766 South Holladay Blvd
Holladay, UT 84117

>   **Re: Matrix Energy Services Corporation**
>   **Form 10-KSB for the Fiscal Year Ended September 30, 2007**
>   **Filed January 15, 2008**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2008**
>   **Filed August 19, 2008**
>   **Response Letter Dated November 3, 2008**
>   **File No. 000-09419**

Dear Mr. Anderson:

We note that you amended your Form 10-KSB on November 3, 2008 in an effort to address some of the issues identified in our March 10, 2008 comment letter. Although we do not believe that you have fully resolved the issues identified in our comment letter, whereas the comments therein continue to apply, we acknowledge the Form 15 that you filed on January 30, 2009. Therefore, we are concluding our review of your Form 10-KSB and have no further comments at this time.

>   Sincerely,

>   Karl Hiller
>   Branch Chief